UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Patrick J. Herbert, III
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602
(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Patrick J. Herbert, III and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,239,781 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.2% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Patrick J. Herbert, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
80,275
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			80,275
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,320,056 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.5% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
9,950
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			24,689
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,249,731 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.2% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
90,549
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			861,374
Each
Reporting		9.	Sole Dispositive Power:
Person			3,450,217
With

		10.	Shared Dispositive Power:
861,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,311,591 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.5% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 7 (the “Amendment No. 7”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 7 amends Items 2 through 6 to reflect the change of trustee or custodian, as applicable, with respect to certain trusts and custodial accounts for which W. B. & Co. and other shareholders of record hold shares of Common Stock of the Company.   The trustee or custodian, as applicable, is being changed from Patrick J. Herbert, III to FOM Corporation.  This Amendment No. 7 also amends Item 5 to reflect the current beneficial ownership and the percentage of the class of Common Stock beneficially owned by the Reporting Persons, each of which is adjusted to reflect immaterial acquisitions and dispositions and an increase in the number of outstanding shares of Common Stock of the Company.  Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 2	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

W. B. & Co.

(a)           W. B. & Co.

(b)           c/o Simpson Estates, Inc., 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c)    Nominee of Simpson Estates, Inc. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d)           Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e)    Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)           Illinois, USA

Patrick J. Herbert, III

(a)           Patrick J. Herbert, III

(b)           c/o Simpson Estates, Inc., 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c)    General Partner, W. B. & Co. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d)           Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e)    Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)           Illinois, USA

Reuben S. Donnelley

(a)           Reuben S. Donnelley

(b)            c/o Simpson Estates, Inc., 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c)        Broker, Cassandra Trading Group, LLC (440 South LaSalle, Suite 2101, Chicago, Illinois 60605);
    General Partner, W. B. & Co. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d)        Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e)        Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)        Illinois, USA

FOM Corporation

(a)        FOM Corporation

(b)        c/o Simpson Estates, Inc., 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c)    Trustee and custodian, as applicable, with respect to certain trusts and custodial accounts for which W. B. & Co. and other shareholders of record hold shares of Common Stock of the Company (30 North LaSalle, Suite 1232, Chicago, Illinois 60602).

(d)        Such Reporting Person has not, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been convicted in a criminal proceeding in the last five years.

(e)   Such Reporting Person has not, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction during the last five years.

(f)        FOM Corporation is incorporated in Nevada, USA.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FOM Corporation are set forth in Schedule A attached hereto.  To the best knowledge of the Reporting Persons, except as set forth in this statement on Schedule 13D and Schedule A attached hereto, none of such individuals owns any Common Stock of the Company.

Item 3	Source and Amount of Funds or Other Consideration

W. B. & Co. is a nominee partnership.  Shares held by the Reporting Persons were acquired by purchase, inheritance, gift or as compensation for serving as a director of the Company.  Patrick J. Herbert, III and Reuben S. Donnelley are general partners of W. B. & Co.  FOM Corporation is a trustee and custodian, as applicable, with respect to certain trusts and custodial accounts for which W. B. & Co. and other shareholders of record hold shares of Common Stock of the Company.  The directors and officers of FOM Corporation are set forth on Schedule A attached hereto.

Item 4	Purpose of Transaction

The common stock of the issuer is being held by the Reporting Persons for investment purposes only and the Reporting Persons do not have any plans or proposals with respect to such common stock as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 23,312,148 shares of Common Stock reported outstanding as of April 29, 2013, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter period ended March 31, 2013.

(a)        W.B. & Co.: 4,239,781 shares of Common Stock (18.2% based on 23,312,148 shares outstanding as of April 29, 2013).

Patrick J. Herbert, III: 4,320,056 shares of Common Stock (18.5% based on 23,312,148 shares deemed outstanding as of April 29, 2013).

Reuben S. Donnelley: 4,249,731 shares of Common Stock (18.2% based on 23,312,148 shares outstanding as of April 29, 2013).

FOM Corporation: 4,376,547 shares of Common Stock (18.8% based on 23,312,148 shares outstanding as of April 29, 2013).

(b)        See facing pages for each Reporting Person.

(c)        The Reporting Persons have effected the following transactions in Common Stock of the Company during the past 60 days:

On April 25, 2013, Reuben S. Donnelley was awarded 4,146 shares of restricted Common Stock of the Company for his service as a director.

On May 9, 2013, Reuben S. Donnelley sold 3,700 shares of Common Stock of the Company in the open market at a weighted average price of $18.32 per share.

On May 10, 2013, Reuben S. Donnelley sold 3,800 shares of Common Stock of the Company in the open market at a weighted average price of $18.56 per share.

On May 10, 2013, Reuben S. Donnelley sold 100 shares of Common Stock of the Company in the open market at a price of $18.60 per share.

(d)        None.

(e)         Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the exhibits previously filed, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2013	W.B. & Co.

By: /s/ Patrick J. Herbert III
Patrick J. Herbert, III General Partner

June 21, 2013	/s/ Patrick J. Herbert III
Patrick J. Herbert, III

June 21, 2013	/s/ Reuben S. Donnelley
Reuben S. Donnelley

June 21, 2013	FOM Corporation

By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President

Schedule A

Directors and Officers of Certain Reporting Persons

The following sets forth the name, position and principal occupation of each director and executive officer of FOM Corporation. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 30 North LaSalle, Suite 1232, Chicago, Illinois 60602.
Name	Position and Principal Occupation	Beneficial Ownership
Jonathan B. Mellin	Position with FOM Corporation: President, Chief Executive Officer and Director Principal Occupation: President of Simpson Estates, Inc.	None.

Rueben S. Donnelley	Position with FOM Corporation: Director Principal Occupation: See Item 2	See facing pages.

Shelia C. Issenberg	Position with FOM Corporation: Director Principal Occupation: Director of Simpson Estates, Inc.
101 shares of common stock (of which Ms. Issenberg has sole dispositive power with respect to 101 shares; and shared dispositive power, sole voting power and/or shared voting power with respect to 0 shares)

Ms. Issenberg’s beneficial ownership represents less than 1% based on 23,312,148 shares outstanding as of April 29, 2013.

Howard B. Simpson	Position with FOM Corporation: Director Principal Occupation: Director of Simpson Estates, Inc.
269,315 Shares of Common Stock (of which Mr. Simpson has sole dispositive power with respect to 269,315 shares; and shared dispositive power, sole voting power and/or shared voting power with respect to 0 shares)

Mr. Simpson’s beneficial ownership represents 1.2% based on 23,312,148 shares outstanding as of April 29, 2013.